SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Altimmune, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02155H 101

(CUSIP Number)

May 4, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 02155H 101	Page 2 of 9

1.	NAMES OF REPORTING PERSONS HealthCap V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,164,190
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,164,190
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,190
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12.	TYPE OF REPORTING PERSON PN

13G

CUSIP No. 02155H 101	Page 3 of 9

1.	NAMES OF REPORTING PERSONS OFCO Club V
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 17,715
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 17,715
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,715
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

Altimmune, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

19 Firstfield Rd., Suite 200

Gaithersburg, MD 20878

Item 2(a).	Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of Common Stock of the Issuer:

(i)	HealthCap V, L.P., and

(ii)	OFCO Club V.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

HealthCap V, L.P.

18 Avenue d’Ouchy, CH-1006 Lausanne, Switzerland.

OFCO Club V

Engelbrektsplan 1, 11434 Stockholm, Sweden.

Item 2(c).	Citizenship:

HealthCap V, L.P. is a Delaware limited partnership

OFCO Club V, is a partnership organized under the laws of Sweden.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

02155H 101

Item 3.	If this statement is filed pursuant to Rule §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of May 15, 2017 and is based on 15,450,602 shares of Common Stock outstanding as of May 4, 2017 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 8, 2017.

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
HealthCap V, L.P.	1,164,190	0	1,164,190	0	1,164,190	1,164,190	7.5%
OFCO Club V	17,715	0	17,715	0	17,715	17,715	0.1%

Total:	1,181,905	0	1,181,905	0	1,181,905	1,181,905	7.6%

HealthCap V GP SA (“HCSA”) is the sole general partner of HealthCap V, L.P. HCSA has voting and dispositive power over the shares held by HealthCap V, L.P. HCSA disclaims beneficial ownership of such shares. Dag Richter and Francois Kaiser, the members of the board of HCSA, share voting and dispositive power over the shares held by HealthCap V, L.P. and may be deemed to have indirect beneficial ownership of the shares held by such entities. The members of the board of HCSA disclaim beneficial ownership of shares held by HealthCap V, L.P.

OFP V Advisor AB (“OFP AB”) is a member of OFCO Club V (“OFCO”) and has voting and dispositive control over the shares held by OFCO. Bjorn Ingemar Odlander, Per Olof

Eriksson, and Ann Christine Forsberg, the members of the board of OFP AB, may be deemed to possess voting and dispositive control over the shares held by OFCO and may be deemed to have indirect beneficial ownership of the shares held by OFCO. OFP AB and each of its members of the board disclaim beneficial ownership of the shares held by OFCO.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2017	HealthCap V, L.P.
By its Sole General Partner, HealthCap V GP SA

	By:	/s/ Dag Richter
	Print Name:	Dag Richter
	Print Title:	Director

	By:	/s/ Francois Kaiser
	Print Name:	Francois Kaiser
	Print Title:	Director

Date: May 15, 2017	OFCO Club V
By Odlander, Fredrikson & Co AB, as a member and on behalf of all members, if any, of the OFCO Club IV

	By:	/s/ Jacob Gunterberg
	Print Name:	Jacob Gunterberg
	Print Title:	Partner

	By:	/s/ Björn Odlander
	Print Name:	Björn Odlander
	Print Title:	Partner

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